Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-267031

Prospectus Supplement No. 1

(To Prospectus dated March 21, 2023)

43,414,721 SHARES OF COMMON STOCK

OF

AKILI, INC.

This prospectus supplement updates, amends and supplements the prospectus dated March 21, 2023 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-267031). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with specified information contained or incorporated by reference in our Current Report on Form 8-K filed with the Securities and Exchange Commission on May 3, 2023, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Akili, Inc.’s common stock is quoted on the Nasdaq Capital Market under the symbol “AKLI.” On May 2, 2023, the closing price of our common stock was $1.09.

INVESTING IN OUR SECURITIES INVOLVES CERTAIN RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 16 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 3, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):

May 3, 2023 (May 3, 2023)

Akili, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40558	98-1586159
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

125 Broad Street, Fifth Floor, Boston MA	02110
(Address of Principal Executive Offices)	(Zip Code)

(617) 456-0597

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e- 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	AKLI	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure

On May 3, 2023, Akili, Inc. (the “Company”) announced topline results of the STARS-ADHD-Adult clinical trial evaluating the efficacy and safety of EndeavorRx® (AKL-T01) in adults with attention-deficit/hyperactivity disorder (“ADHD”). A copy of the press release issued in connection with the announcement is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information in this Item 7.01, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 8.01	Other Events.

As noted in Item 7.01, the Company announced topline results of the STARS-ADHD-Adult clinical trial evaluating the efficacy and safety of EndeavorRx® (AKL-T01) in adults with ADHD. STARS-ADHD-Adult was designed as a pivotal clinical trial to enable registration with the FDA. The trial demonstrated statistically significant improvement in attention functioning after six weeks of treatment, achieving its predefined primary efficacy outcome. Significant improvements were also seen across a range of secondary and exploratory outcomes, including clinical assessments of ADHD-related symptoms and a validated measure of quality of life. EndeavorRx treatment was well-tolerated, with minimal side effects and no serious device-related adverse events reported.

The multi-center open-label study (NCT05183919) enrolled 221 adults, 18 years of age and older, with inattentive or combined-type ADHD. Patients used the video game-based digital treatment on a mobile device in their homes for six weeks. In the study, EndeavorRx demonstrated a statistically significant improvement in the Test of Variables of Attention (“TOVA”®)-Attention Comparison Score (“ACS”) of sustained and selective attention from baseline after six weeks of treatment (p<0.0001), the study’s predefined primary efficacy outcome. The change from baseline on the TOVA ACS was 6.46 points, which is more than twice as large as the changes seen in the recent pivotal study in adolescents (2.64 points) and nearly seven times as large as the changes seen in STARS-ADHD (0.93 points), a large randomized controlled trial of children with ADHD ages 8-12 that served as the basis for EndeavorRx’s FDA authorization in that age group. TOVA is a computerized test authorized by the FDA to aid in the diagnosis of ADHD and evaluate the effects of interventions in ADHD.

Adults using EndeavorRx also showed significant improvement in their ADHD symptoms, as measured by the clinician-administered Attention Deficit Hyperactive Disorder Rating Scale-5 (“ADHD-RS”). Following treatment, participants in the study showed significant improvement on both the inattention subscale and total score of the ADHD-RS (p<0.0001 for both). A prespecified responder analysis also showed that 32.7% of all participants in the study demonstrated at least a 30% reduction in total scores on the ADHD-RS, surpassing findings in the STARS-ADHD-Adolescents study in 13-17 year olds with ADHD (27.1%) and the STARS-ADHD study in 8-12 year olds with ADHD (24%).

Nearly three-quarters (72.5%) of adults reported at least some improvement in their quality of life as measured by the validated Adult ADHD Quality of Life Scale, and nearly 50 percent (45.8%) of adults met a prespecified threshold for clinically meaningful improvement.

Overall, 11 of the participants in the trial (5%) reported a treatment-emergent adverse device event, most commonly nausea (1.8%) and headache (1.4%). There were no serious adverse device events.

Additional study information and results:

•	83% patients demonstrated a clinical response to the treatment on the TOVA-ACS (post hoc analysis as measured by at least a 1.4 improvement on the TOVA)

•	More than one-third (36.6%) of adults with ADHD moved into the non-clinical, or normative, range (TOVA ACS score of >0)

•

Quality of life improvements seen included an increased ability to complete projects and tasks on time, ability to balance multiple projects at a time, and ability to keep track of important items such as keys and wallet

•	Approximately 70% of the adults with ADHD in the study were women

•	40% of patients enrolled were taking ADHD medication; a similar magnitude of effect was seen both in those taking stimulant medications and in those not taking stimulants

Akili plans to present full data from the STARS-ADHD-Adult study at a future scientific meeting and will submit the data to the FDA later this year.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

No.	Description of Exhibit

99.1	Press Release issued by Akili, Inc. on May 3, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Akili, Inc.

By:	/s/ Santosh Shanbhag
Name:	Santosh Shanbhag
Title:	Chief Financial Officer

Date: May 3, 2023

Exhibit 99.1

Adults with ADHD See Significant Improvements in Attention, ADHD Symptoms, and Quality of Life in Clinical Trial of Akili’s EndeavorRx ®Video Game-based Therapeutic

Attention improved in more than 80 percent of adults with ADHD, and over one-third of participants no longer exhibited an attention deficit following treatment

Improvements in attention were nearly seven times larger than those seen in the pivotal trial that supported EndeavorRx’s FDA authorization for 8-12 year olds with ADHD

Nearly half of adults treated with EndeavorRx met a prespecified threshold for clinically meaningful improvement in their quality of life

BOSTON, Mass. – May 3, 2023 – Akili, Inc. (Nasdaq: AKLI), a leading digital medicine company, today announced topline results of the STARS-ADHD-Adult clinical trial evaluating the efficacy and safety of EndeavorRx®(AKL-T01) in adults with attention-deficit/hyperactivity disorder (ADHD). STARS-ADHD-Adult was designed as a pivotal clinical trial to enable registration with the U.S. Food and Drug Administration (FDA). The trial demonstrated statistically significant improvement in attention functioning after six weeks of treatment, achieving its predefined primary efficacy outcome. Significant improvements were also seen across a range of secondary and exploratory outcomes, including clinical assessments of ADHD-related symptoms and a validated measure of quality of life. EndeavorRx treatment was well-tolerated, with minimal side effects and no serious device-related adverse events reported.

Millions of American adults are diagnosed with ADHD, and recent reports suggest that rates have risen in recent years. This is magnified by the substantial challenges this large group of patients face in accessing effective treatment.

EndeavorRx is currently authorized by the FDA for the treatment of inattention in children ages 8-12 with ADHD (see full indication below), and in January Akili announced topline data from a successful pivotal study of EndeavorRx in adolescents with ADHD aged 13-17. For both objective measures of attention and clinical outcomes, the improvements observed in adults surpassed those in both the pediatric and adolescent patient populations.

“Not only did the benefit of EndeavorRx in adults with ADHD exceed what we’ve seen in kids and adolescents, adults using the treatment experienced meaningful improvements in their quality of life,” said Scott Kollins, Ph.D., chief medical officer of Akili. “These data come at a critical time when there is growing demand among adults with ADHD for safe, effective, and accessible non-drug treatments. It is increasingly recognized that current available options are not working, and/or are not available. We are deeply committed to getting this treatment to patients as quickly as possible. We are evaluating regulatory strategies and look forward to sharing more soon.”

The multi-center open-label study (NCT05183919) enrolled 221 adults, 18 years of age and older, with inattentive or combined-type ADHD. Patients used the video game-based digital treatment on a mobile device in their homes for six weeks. In the study, EndeavorRx demonstrated a statistically significant improvement in the Test of Variables of Attention (TOVA®)-Attention Comparison Score (ACS) of sustained and selective attention from baseline after six weeks of treatment (p<0.0001), the study’s predefined primary efficacy outcome. The change from baseline on the TOVA ACS was 6.46 points, which is more than twice as large as the changes seen in the recent pivotal study in adolescents (2.64 points) and nearly seven times as large as the changes seen in STARS-ADHD (0.93 points), a large randomized controlled trial of children with ADHD ages 8-12 that served as the basis for EndeavorRx’s FDA authorization in that age group. TOVA is a computerized test authorized by the FDA to aid in the diagnosis of ADHD and evaluate the effects of interventions in ADHD.

Adults using EndeavorRx also showed significant improvement in their ADHD symptoms, as measured by the clinician-administered Attention Deficit Hyperactive Disorder Rating Scale-5 (ADHD-RS). Following treatment, participants in the study showed significant improvement on both the inattention subscale and total score of the ADHD-RS (p<0.0001 for both). A prespecified responder analysis also showed that 32.7% of all participants in the study demonstrated at least a 30% reduction in total scores on the ADHD-RS, surpassing findings in the STARS-ADHD-Adolescents study in 13-17 year olds with ADHD (27.1%) and the STARS-ADHD study in 8-12 year old with ADHD (24%).

Nearly three-quarters (72.5%) of adults reported at least some improvement in their quality of life as measured by the validated Adult ADHD Quality of Life Scale (AAQoL), and nearly 50 percent (45.8%) of adults met a prespecified threshold for clinically meaningful improvement.

Overall, 11 of the participants in the trial (5%) reported a treatment-emergent adverse device event, most commonly nausea (1.8%) and headache (1.4%). There were no serious adverse device events.

Additional study information and results:

•	83% patients demonstrated a clinical response to the treatment on the TOVA-ACS (post hoc analysis as measured by at least a 1.4 improvement on the TOVA)

•	More than one-third (36.6%) of adults with ADHD moved into the non-clinical, or normative, range (TOVA ACS score of >0)

•

Quality of life improvements seen included an increased ability to complete projects and tasks on time, ability to balance multiple projects at a time, and ability to keep track of important items such as keys and wallet

•	Approximately 70% of the adults with ADHD in the study were women

•	40% of patients enrolled were taking ADHD medication; a similar magnitude of effect was seen both in those taking stimulant medications and in those not taking stimulants

Akili plans to present full data from the STARS-ADHD-Adult study at a future scientific meeting and will submit the data to the FDA later this year.

EndeavorRx Indication and Overview

EndeavorRx is the first-and-only FDA-authorized treatment delivered through a video game experience. EndeavorRx is indicated to improve attention function as measured by computer-based testing in children ages 8 to 12 years old with primarily inattentive or combined-type ADHD, who have a demonstrated attention issue. Patients who engage with EndeavorRx demonstrate improvements in a digitally assessed measure Test of Variables of Attention (TOVA®) of sustained and selective attention and may not display benefits in typical behavioral symptoms, such as hyperactivity. EndeavorRx should be considered for use as part of a therapeutic program that may include clinician-directed therapy, medication, and/or educational programs, which further address symptoms of the disorder. EndeavorRx is available by prescription only. It is not intended to be used as a stand-alone therapeutic and is not a substitution for a child’s medication. The most common side effect observed in children in EndeavorRx’s clinical trials was a feeling of frustration, as the game can be quite challenging at times. No serious adverse events were associated with its use. EndeavorRx is recommended to be used for approximately 25 minutes a day, 5 days a week, over initially at least 4 consecutive weeks, or as recommended by your child’s health care provider. To learn more about EndeavorRx, please visit EndeavorRx.com.

About Akili

Akili is pioneering the development of cognitive treatments through game-changing technologies. Akili’s approach of leveraging technologies designed to directly target the brain establishes a new category of medicine – medicine that is validated through clinical trials like a drug or medical device, but experienced like entertainment. Akili’s platform is powered by proprietary therapeutic engines designed to target cognitive impairment at its source in the brain, informed by decades of research and validated through rigorous clinical programs. Driven by Akili’s belief that effective medicine can also be fun and engaging, Akili’s products are delivered through captivating action video game experiences. For more information, please visit www.akiliinteractive.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

These forward-looking statements include, without limitation, statements in this press release related to: our expectations with respect to future regulatory submissions for the clearance of AKL-T01 in expanded patient populations; the potential market opportunity for AKL-T01; and the timing at which we may receive regulatory clearance and bring AKL-T01 to market for expanded patient populations. Any forward-looking statements in this press release are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties, and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, risks and uncertainties related to: the risk that prior results, such as signals of efficacy or safety observed from clinical trials of AKL-T01 will not continue or be repeated in our ongoing or planned clinical trials of AKL-T01, will be insufficient to support regulatory submissions or support or maintain marketing approval in the United States or other jurisdictions, or that long-term adverse safety findings may be discovered; the risk that AKL-T01 will not be further developed or commercialized successfully; the timing and results expected from our and our partners’ clinical trials and our reliance on third parties for certain aspects of our business; our ability to accurately estimate expenses, capital requirements, and needs for additional financing; and other risks identified in our current filings and any subsequent filings made with the Securities and Exchange Commission (SEC). We caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof and should not be relied upon as representing the company’s views as of any subsequent date. We disclaim any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

###

Contact:

Julie DiCarlo

pr@akiliinteractive.com